IQSTEL Inc.

300 Aragon Avenue, Suite 375

Coral Gables, FL 33134

Via EDGAR

December 21, 2020

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention:  Michael C. Foland

Re: iQSTEL Inc

Post-Effective Amendment No. 2 to Form 1-A

Filed December 3, 2020

File No. 024-10950

I write on behalf of IQSTEL Inc., (the “Company”) in response to Staff’s letter of December 17, 2020, by Division of Corporation Finance Office of Telecommunications, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Offering Statement on Form POS 1-A/A, filed December 3, 2020 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Post-Effective Amendment No. 2 to Form 1-A

General

1)We note the securities being offered are subject to a 20% discount established at qualification for the duration of the offering. Please provide details regarding the conditions under which the discount will be offered, how it will be disclosed to  investors, and its effect on the proceeds from the offering.

In response to this comment, the Company omitted the language referring to a “20% discount established at qualification” in the offering statement. The reference to a “discount” was designed to take advantage of the mechanism found in Rule 253(b) to set a range of prices, which will be fixed at post-qualification by prospectus supplement under Rule 253(c) and (g).  In place of that disclosure, the Company set a range of $0.08 to $0.10 per share as the range of prices that the Company may establish at qualification by prospectus supplement.

Sincerely,

/s/ Leandro Iglesias

Leandro Iglesias